

May 16, 2014

<u>Via E-mail</u>
Mr. Jack Namer
Chief Executive Officer
Eye on Media Network, Inc.
1500 NW 65th Avenue
Plantation, FL 33313

>   **Re: Eye on Media Network, Inc.**
>   **Amendment No. 1 to Form S-1**
>   **Filed May 8, 2014**
>   **File No. 333-194299**

Dear Mr. Namer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note thirty-nine selling shareholders, not forty-three. Please revise or advise accordingly.

<u>Risk Factors, page 7</u>

2. We note your disclosure on page 24 of your Form 10-Q filed April 15, 2014 that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective for the period ending February 28, 2014. Please provide a risk factor that discusses management's conclusion that your disclosure controls and procedures were not effective. Note the reasons underlying management's conclusion and discuss any material weaknesses identified in the evaluation.

Our sole officer and director has other business interests…, page 11

3. We note your revised disclosure and response to comment 13. Please revise to disclose Mr. Jack Namer's other business activities, including the names of such businesses and Mr. Namer's role. Further, explain the types of industries and markets in which Mr. Namer and these businesses participate (e.g., media, programming and advertising). In the event that these businesses and activities overlap with Eye on Media Network, please explain specifically what types of conflicts may arise. For example, discuss how conflicts may impact your ability to acquire, develop, produce or distribute programming content, affect your current and prospective advertising partnerships, and whether Mr. Namer intends to use Eye on Media Network's resources to perform other business activities and opportunities.

Selling Security Holders, page 14

4. We note your disclosure on page 14 that selling security holders must sell their shares at $1.00 per share. Please revise to be consistent regarding whether the offering price is fixed for the duration of the offering.

Description of Business, page 18

Description of Business, Principal Products, Services, page 20

5. We note your disclosure relating to Eye on South Florida's distribution platforms. However, please revise to delete the first sentence of the fourth paragraph on page 21 as it does not appear that your content is distributed to 98% of the populated world.

6. We note your response to comment 10. Please further revise to delete references to "proprietary" software, technology and equipment. Please refer to pages 20, 22 and 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

7. We note your disclosure on page 19, 27 and 29 that your independent media buyer/broker is IHN Media Services, LLC. Please disclose the material terms of your agreement with IHN Media Services, LLC, and file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

<u>Directors and Executive Officers, page 32</u>

8. We note your added disclosure on page 11 relating to Mr. Namer's potential conflicts of interest. Please revise this section accordingly. For example, please disclose principal occupations and employment during the past five years as well as the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For guidance, please refer to Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Clifford J. Hunt
        Law Office of Clifford J. Hunt, P.A.